SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549


                              --------------------


                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1997      Commission File Number 33-46530


                              --------------------


                       THE FINOVA GROUP INC. SAVINGS PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)


                              THE FINOVA GROUP INC.
                     (Name of the issuer of securities held
                             pursuant to the plan.)


                      1850 N. Central Avenue, P.O. Box 2209
                          Phoenix, Arizona 85002 - 2209
                  (Address of its principal executive office.)

                       THE FINOVA GROUP INC. SAVINGS PLAN
                                TABLE OF CONTENTS


FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         Financial Statements
                                                                         Page(s)
                                                                         -------
                  Independent Auditors' Report                              1

                  Statements of Net Assets Available for
                   Benefits - December 31, 1997 and 1996                    2

                  Statements of Changes in Net Assets Available for
                    Benefits - for the Years Ended December 31, 1997
                    and 1996                                                3

                  Notes to Financial Statements                            4-15

                  Supplemental Schedules                                  16-18

         Signatures                                                        19

         Exhibits                                                         20-21

INDEPENDENT AUDITORS' REPORT

To The Administration Committee and
 Plan Participants of
 The FINOVA Group Inc. Savings Plan
 Phoenix, Arizona


We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 16 through 18 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/    DELOITTE & TOUCHE LLP
----------------------------

Phoenix, Arizona
June 18, 1998
                                       1
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                       THE FINOVA GROUP INC. SAVINGS PLAN

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                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             DECEMBER 31,
                                                       -------------------------
ASSETS                                                     1997          1996
                                                       -----------   -----------
 INVESTMENTS, at fair value:
  Shares of registered investment companies:
   Vanguard Windsor Fund                               $ 8,304,041   $ 5,905,925
   T. Rowe Price Growth & Income Fund                    5,519,993     4,101,553
   T. Rowe Price New America Growth Fund                 4,893,672     4,191,898
   T. Rowe Price Equity Index Fund                       4,862,845     2,488,632
   T. Rowe Price Stable Value Common Trust Fund          4,134,064     4,112,435
   T. Rowe Price International Stock Fund                2,662,197     2,483,778
   T. Rowe Price Small-CAP Value Fund                    1,707,669       568,433
   T. Rowe Price Spectrum Income Fund                    1,548,246     1,378,185
   T. Rowe Price Prime Reserve Fund                      1,200,028     1,228,952
   Vanguard Bond Index Fund                                978,650       752,477
   T. Rowe Price International Bond Fund                    74,025        47,079

 Common Stock:
   The FINOVA Group Inc. Common Stock                    9,927,212     5,281,449
   Bell Atlantic Common Stock                            2,670,691     4,577,088
   The Dial Corporation Common Stock                       387,159       687,301
   VIAD Corp Common Stock                                  370,936       765,003
   U. S. Bancorp Common Stock                               97,064        83,331

 Participant notes receivable                            1,543,994     1,356,505
                                                       -----------   -----------
     Total investments                                  50,882,486    40,010,024
                                                       -----------   -----------

CONTRIBUTIONS RECEIVABLE                                   142,700       134,305

DIVIDENDS RECEIVABLE                                        34,541        28,186

CASH                                                       345,622        78,407
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $51,405,349   $40,250,922
                                                       ===========   ===========

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



ADDITIONS:                                                1997          1996
                                                       -----------   -----------
 Contributions:
  Employee wage reductions                             $ 3,735,750   $ 3,708,922
  Employer contributions                                 1,177,559     1,188,595
  After-tax employee deductions                               --         161,015
                                                       -----------   -----------
     Total contributions                                 4,913,309     5,058,532
                                                       -----------   -----------

 Rollover deposits                                         992,742       749,118
 Investment income:
   Dividends and interest income                         3,115,593     2,221,340
   Net appreciation in fair value of investments         7,441,582     3,321,578
                                                       -----------   -----------
     Total investment income                            10,557,175     5,542,918
                                                       -----------   -----------

     Total additions                                    16,463,226    11,350,568
                                                       -----------   -----------

DEDUCTIONS - distributions to participants               5,308,799     3,295,221
                                                       -----------   -----------

NET INCREASE                                            11,154,427     8,055,347

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                    40,250,922    32,195,575
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   End of year                                         $51,405,349   $40,250,922
                                                       ===========   ===========

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


1.       DESCRIPTION OF THE PLAN

         The following brief description of The FINOVA Group Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         a. General - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA") by The Dial Corp ("Dial"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996; after-tax contributions were not allowed after December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. Investment Programs - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. Except as noted below, the Plan offers participants the following funds. All dividends or income generated by the following funds will be reinvested, except as noted below.

                  (1) Vanguard Windsor Fund - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks.

                  (2) T. Rowe Price Growth & Income Fund - This managed fund invests primarily in the common stock of companies with prospects for appreciation and increasing dividends. The fair value of the fund is dependent on the market value of the stocks.

                  (3) T. Rowe Price New America Growth Fund - This managed fund invests primarily in the common stock of United States growth companies which operate in service industries. The fair value of the fund is dependent on the market value of the stocks.

                  (4) T. Rowe Price Equity Index Fund - This managed fund invests in the common stock of other companies and is intended to mimic the performance of the U.S. equity
                                       4
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                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                           markets as represented by the Standard & Poor's 500 Composite Stock Index. The fair value of the fund is dependent on the market value of the stocks.

                  (5) T. Rowe Price Stable Value Common Trust Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments. The fair value of the fund approximates contract value. Interest rates for the fund's underlying investment contracts range from 4.77% to 9.875% at December 31, 1997, allowing for a blended rate of return for the fund for 1997 of 6.17%.

                  (6) T. Rowe Price International Stock Fund - This managed fund invests primarily in the common stock of established companies outside the United States. The fair value of the fund is dependent on the market value of the stocks.

                  (7) T. Rowe Price Small-CAP Value Fund - This managed fund invests primarily in the common stock of companies with a market value of $500 million or less that appear undervalued by various measures, such as price/earnings or price/book value ratios. The fair market value of the fund is dependent on the market value of the stocks.

                  (8) T. Rowe Price Spectrum Income Fund - This managed fund invests primarily in a diversified group of T. Rowe Price mutual funds which, in turn, invest principally in fixed income securities. The fair value of the fund is dependent on the market value of the invested funds.

                  (9) T. Rowe Price Prime Reserve Fund - This managed fund invests in short-term money market instruments such as certificates of deposit, Treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investment.

                  (10) Vanguard Bond Index Fund - This managed fund invests in U.S. government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments.

                  (11) T. Rowe Price International Bond Fund - This managed fund invests outside the U.S. in a diversified portfolio of non dollar-denominated government and corporate bonds with primarily high-quality credit ratings. The fair value of the fund is dependent on the market value of the investments.
                                       5
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                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                  (12) The FINOVA Group Inc. Common Stock - Funds are invested in the common stock of FINOVA. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (13) Bell Atlantic Common Stock - Funds are invested in the common stock of Bell Atlantic Corporation. Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value. The final settlement of the liquidated holdings occurred in January 1998.

                  (14) The Dial Corporation Common Stock - Funds are invested in the common stock of Dial. On August 15, 1996, Dial was spun off from VIAD. Each Dial shareholder received a dividend of one share of Dial common stock for each share of VIAD common stock. Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair market value of this stock is dependent upon the fluctuations in its market value. The final settlement of the liquidated holdings occurred in January 1998.

                  (15) Viad Corporation (formerly The Dial Corp) Common Stock - Funds are invested in the common stock of Viad Corp ("VIAD"). Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value. The final settlement of the liquidated holdings occurred in January 1998.

                  (16) U.S. Bancorp Common Stock - This fund is invested in the common stock of U.S. Bancorp. On August 25, 1997, U.S. Bancorp was acquired by First Bank Systems, Inc. The new corporation retained the U.S. Bancorp name. Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value. The final settlement of the liquidated holdings occurred in January 1998.

                  (17)     Participant   Notes  Receivable  -  The  Plan  allows
                           participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                           to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants' current investment elections.

         c. Contributions - The employee may elect Voluntary pre-tax wage reductions. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation ("as defined"). Through December 31, 1996 employees were able to elect an after-tax contribution equal to the difference between their pre-tax contributions and 15%. Beginning January 1, 1997, after-tax contributions are not allowed.

                  Employees of the Company are eligible to receive matching contributions in the month following the last twelve consecutive month period during which they have at least 1,000 hours of service with the Company. The matching contributions are based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 6% of salary reduction. The first 3% of the Company's matching contributions are invested in FINOVA's common stock to be held in FINOVA's Employee Stock Ownership Plan ("ESOP"). The remaining 3% can be invested in any of the Plan's qualified investments, including FINOVA common stock.

                  No employer contributions were made based on after-tax contributions. The Company's contributions are at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

         d. Distributions - Distributions of Plan assets primarily occur from participant termination from the Company, financial hardship, disablement, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

         e. Vesting - Contributions to the Plan are 100% vested and nonforfeitable at all times.

         f. Participant Accounts - For each participant, various accounts are maintained to record employee pre-tax wage reductions, after-tax employee deductions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

         g. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company's option, the Company paid expenses of maintaining the Plan in 1997 and 1996.

         h. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.
                                       7
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                       THE FINOVA GROUP INC. SAVINGS PLAN

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2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

         b. Investment Value and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c.       Payment of Benefits - Benefits are recorded when paid.

         d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.       CHANGES IN NET ASSETS BY FUND

         The following tables represent the changes in net assets available for benefits by investment fund for the years ended December 31, 1997 and 1996:

                                                                        THE FINOVA GROUP INC. SAVINGS PLAN

                                              -------------------------------------------------------------------------------------
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                          T. Rowe Price
                                                          -------------------------------------------------------------------------
                                               Vanguard     Growth &  New America     Equity              International   Small-CAP
                                                Windsor      Income      Growth       Index   Stable Value     Stock        Value
                                                 Fund         Fund        Fund         Fund        Fund        Fund         Fund
                                              -------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions                  $   680,470 $   453,081 $   448,436  $   479,282 $   293,685 $   279,722  $   195,229
    Employer Contributions                        216,297     141,400     137,292      151,630     110,678      89,464       49,635
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total contributions                          896,767     594,481     585,728      630,912     404,363     369,186      244,864
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

  Rollover deposits                               162,707      94,814      39,551      165,133      21,004      50,928       54,442
  Loan payments                                    88,726      72,015      71,687       82,996      53,773      39,823       13,719
  Investment income:
    Dividends and interest income               1,301,618     306,362     235,732       99,043     273,100     143,600      103,870
    Net investment appreciation/(depreciation)     32,768     712,818     611,358      912,306         512     (68,008)     143,980
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total investment income                    1,334,386   1,019,180     847,090    1,011,349     273,612      75,592      247,850
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total additions                            2,482,586   1,780,490   1,544,056    1,890,390     752,752     535,529      560,875
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

DEDUCTIONS:
  Distribution to participants                    563,089     648,509     605,918      116,275     923,920     383,866       93,481
  New loans                                       144,764      85,690      66,986      152,290      60,503      32,984       14,574
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total deductions                             707,853     734,199     672,904      268,565     984,423     416,850      108,055
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

INTERFUND TRANSFERS                               623,383     372,149    (169,378)     752,388     253,300      59,740      686,416
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

NET INCREASE/(DECREASE)                        2,398,116   1,418,440     701,774    2,374,213      21,629     178,419    1,139,236
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                   5,905,925   4,101,553   4,191,898    2,488,632   4,112,435   2,483,778      568,433
NET ASSETS AVAILABLE FOR                      ----------- ----------- -----------  ----------- ----------- -----------  -----------
  BENEFITS, end of year                       $ 8,304,041 $ 5,519,993 $ 4,893,672  $ 4,862,845 $ 4,134,064 $ 2,662,197  $ 1,707,669
                                              =========== =========== ===========  =========== =========== ===========  ===========

                                                                        THE FINOVA GROUP INC. SAVINGS PLAN

                                              -------------------------------------------------------------------------------------
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                  T. Rowe Price
                                              -----------------------   Vanguard  T. Rowe Price The FINOVA     Bell       The Dial
                                               Spectrum       Prime       Bond    International Group Inc.   Atlantic   Corporation
                                                Income       Reserve     Index         Bond      Common       Common       Common
                                                 Fund         Fund        Fund         Fund       Stock        Stock        Stock
                                              -------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions                  $    86,261 $    87,748 $   116,883  $    22,211 $   584,347 $         0  $         0
    Employer Contributions                         29,024      26,628      39,782        4,544     181,185        --           --
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total contributions                          115,285     114,376     156,665       26,755     765,532        --           --
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

  Rollover deposits                                31,705      28,336      86,589       21,837     235,696        --           --
  Loan payments                                    25,040      13,679      33,532          974     122,491        --           --
  Investment income:
    Dividends and interest income                 107,955      59,779      55,248        3,525      98,831     178,659       13,997
    Net investment appreciation/(depreciation)     56,418         454      23,507       (4,326)  3,227,136   1,413,063      204,750
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total investment income                      164,373      60,233      78,755         (801)  3,325,967   1,591,722      218,747
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total additions                              336,403     216,624     355,541       48,765   4,449,686   1,591,722      218,747
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

DEDUCTIONS:
  Distribution to participants                    136,847     367,366      39,433        2,396     438,443     833,391       33,425
  New loans                                        16,155      34,395      48,838        3,079     108,817       8,945         --
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------
     Total deductions                             153,002     401,761      88,271        5,475     547,260     842,336       33,425
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

INTERFUND TRANSFERS                               (13,340)    156,213     (41,097)     (16,344)    743,337  (2,655,783)    (485,464)
                                              ----------- ----------- -----------  ----------- ----------- -----------  -----------

NET INCREASE/(DECREASE)                           170,061     (28,924)    226,173       26,946   4,645,763  (1,906,397)    (300,142)
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                   1,378,185   1,228,952     752,477       47,079   5,281,449   4,577,088      687,301
NET ASSETS AVAILABLE FOR                      ----------- ----------- -----------  ----------- ----------- -----------  -----------
  BENEFITS, end of year                       $ 1,548,246 $ 1,200,028 $   978,650  $    74,025 $ 9,927,212 $ 2,670,691  $   387,159
                                              =========== =========== ===========  =========== =========== ===========  ===========

                                                      THE FINOVA GROUP INC. SAVINGS PLAN

                                ----------------------------------------------------------------------------
                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                 Viad        U.S.
                                                 Corp       Bancorp
                                                Common      Common       Plan
                                                 Stock       Stock      Account       Total
                                              ------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions                  $         0 $         0 $     8,395  $ 3,735,750
    Employer Contributions                           --          --          --      1,177,559
                                              ----------- ----------- -----------  -----------
     Total contributions                             --          --         8,395    4,913,309
                                              ----------- ----------- -----------  -----------

  Rollover deposits                                  --          --          --        992,742
  Loan payments                                      --          --      (618,455)        --
  Investment income:                                                                      --
    Dividends and interest income                  14,067       2,569     117,638    3,115,593
    Net investment appreciation/(depreciation)    114,997      59,849        --      7,441,582
                                              ----------- ----------- -----------  -----------
     Total investment income                      129,064      62,418     117,638   10,557,175
                                              ----------- ----------- -----------  -----------
     Total additions                              129,064      62,418    (492,422)  16,463,226
                                              ----------- ----------- -----------  -----------

DEDUCTIONS:
  Distribution to participants                     37,278       1,523      83,639    5,308,799
  New loans                                          --           280    (778,300)        --
                                              ----------- ----------- -----------  -----------
     Total deductions                              37,278       1,803    (694,661)   5,308,799
                                              ----------- ----------- -----------  -----------
INTERFUND TRANSFERS                              (485,853)    (46,882)    267,215         --
                                              ----------- ----------- -----------  -----------
NET INCREASE/(DECREASE)                          (394,067)     13,733     469,454   11,154,427
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                     765,003      83,331   1,597,403   40,250,922
NET ASSETS AVAILABLE FOR                      ----------- ----------- -----------  -----------
  BENEFITS, end of year                       $   370,936 $    97,064 $ 2,066,857  $51,405,349
                                              =========== =========== ===========  ===========

                                                                        THE FINOVA GROUP INC. SAVINGS PLAN

                                               ------------------------------------------------------------------------------------
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                          T. Rowe Price
                                                           ------------------------------------------------------------------------
                                                Vanguard    Growth &   New America   Equity               International  Small-CAP
                                                 Windsor     Income      Growth       Index   Stable Value     Stock       Value
                                                  Fund        Fund        Fund        Fund        Fund         Fund        Fund
                                               ------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions                   $   637,089 $   468,476 $   494,614 $   409,421 $   377,062  $   327,146 $    91,825
    Employer Contributions                         205,311     153,273     147,469     139,145     137,895      107,101      22,366
    After-tax employee deductions                   20,988      17,268      18,308      17,091      24,005       26,031       4,295
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total contributions                           863,388     639,017     660,391     565,657     538,962      460,278     118,486
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

  Transfer of Assets from VIAD spin-off of Dial       --          --          --          --          --           --          --
  Rollover deposits                                 66,739      84,066      68,967      51,813     199,972       51,932      28,302
  Loan payments                                     64,946      55,003      63,255      43,768      78,284       40,052      19,795
  Investment income:
    Dividends and interest income                  568,797     244,123     352,492      80,956     239,464       66,759      28,039
    Net investment appreciation/(depreciation)     645,216     590,491     303,761     338,703        --        257,243      54,472
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total investment income                     1,214,013     834,614     656,253     419,659     239,464      324,002      82,511
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total additions                             2,209,086   1,612,700   1,448,866   1,080,897   1,056,682      876,264     249,094
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

DEDUCTIONS:
  Distribution to participants                     391,685     381,748     428,549     123,347     417,792      227,453      49,189
  New loans                                        125,649      62,600      77,820      64,845      61,941       47,441      10,442
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total deductions                              517,334     444,348     506,369     188,192     479,733      274,894      59,631
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

INTERFUND TRANSFERS                                 30,805      33,036     419,778      75,324    (292,439)     144,124     378,970
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

NET INCREASE/(DECREASE)                          1,722,557   1,201,388   1,362,275     968,029     284,510      745,494     568,433
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                    4,183,368   2,900,165   2,829,623   1,520,603   3,827,925    1,738,284        --
NET ASSETS AVAILABLE FOR                       ----------- ----------- ----------- ----------- -----------  ----------- -----------
  BENEFITS, end of year                        $ 5,905,925 $ 4,101,553 $ 4,191,898 $ 2,488,632 $ 4,112,435  $ 2,483,778 $   568,433
                                               =========== =========== =========== =========== ===========  =========== ===========

                                                                        THE FINOVA GROUP INC. SAVINGS PLAN

                                               ------------------------------------------------------------------------------------
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    T. Rowe Price                 T. Rowe Price
                                               -----------------------  Vanguard  -------------  The FINOVA    Bell       The Dial
                                                Spectrum      Prime       Bond    International  Group Inc.  Atlantic   Corporation
                                                 Income      Reserve      Index        Bond       Common      Common       Common
                                                  Fund        Fund        Fund         Fund       Stock       Stock        Stock
                                               ------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions                   $   149,887 $   104,582 $   134,364 $    13,592 $   506,435  $         0 $         0
    Employer Contributions                          54,483      16,991      47,944       1,077     155,540         --          --
    After-tax employee deductions                    4,566       2,892       6,789         409      18,373         --          --
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total contributions                           208,936     124,465     189,097      15,078     680,348         --          --
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

  Transfer of Assets from VIAD spin-off of Dial       --          --          --          --          --           --       665,431
  Rollover deposits                                 10,100       9,058       8,531      18,158     151,480         --          --
  Loan payments                                     20,190      21,707      19,190         256      96,590         --          --
  Investment income:
    Dividends and interest income                  103,326      42,559      45,794       2,186      67,158      234,912       4,244
    Net investment appreciation/(depreciation)      (1,039)       --       (18,890)        867   1,256,452     (187,586)     79,541
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total investment income                       102,287      42,559      26,904       3,053   1,323,610       47,326      83,785
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total additions                               341,513     197,789     243,722      36,545   2,252,028       47,326     749,216
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

DEDUCTIONS:
  Distribution to participants                     156,844      74,427      40,114         418     226,675      539,255      25,670
  New loans                                         20,802      21,820      14,544       1,191      99,758       46,704        --
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------
     Total deductions                              177,646      96,247      54,658       1,609     326,433      585,959      25,670
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

INTERFUND TRANSFERS                                    482     230,385     (33,170)     12,143     151,042     (949,118)    (36,245)
                                               ----------- ----------- ----------- ----------- -----------  ----------- -----------

NET INCREASE/(DECREASE)                            164,349     331,927     155,894      47,079   2,076,637   (1,487,751)    687,301
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                    1,213,836     897,025     596,583        --     3,204,812    6,064,839        --
NET ASSETS AVAILABLE FOR                       ----------- ----------- ----------- ----------- -----------  ----------- -----------
  BENEFITS, end of year                        $ 1,378,185 $ 1,228,952 $   752,477 $    47,079 $ 5,281,449  $ 4,577,088 $   687,301
                                               =========== =========== =========== =========== ===========  =========== ===========

                                                      THE FINOVA GROUP INC. SAVINGS PLAN

                                -------------------------------------------------------------------------------
                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  Viad          U.S.
                                                  Corp        Bancorp
                                                 Common       Common       Plan
                                                  Stock        Stock      Account      Total
                                               -----------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions                   $         0 $         0 ($    5,571)$ 3,708,922
    Employer Contributions                            --          --          --     1,188,595
    After-tax employee deductions                     --          --          --       161,015
                                               ----------- ----------- ----------- -----------
     Total contributions                              --          --        (5,571)  5,058,532
                                               ----------- ----------- ----------- -----------

  Transfer of Assets from VIAD spin-off of Dial   (665,431)       --
  Rollover deposits                                   --          --          --       749,118
  Loan payments                                         88        --      (523,124)       --
  Investment income:                                                                      --
    Dividends and interest income                   31,069       2,608     106,854   2,221,340
    Net investment appreciation/(depreciation)     (20,725)     23,072        --     3,321,578
                                               ----------- ----------- ----------- -----------
     Total investment income                        10,344      25,680     106,854   5,542,918
                                               ----------- ----------- ----------- -----------
     Total additions                              (654,999)     25,680    (421,841) 11,350,568
                                               ----------- ----------- ----------- -----------

DEDUCTIONS:
  Distribution to participants                      78,325      16,592     117,138   3,295,221
  New loans                                          2,906       2,536    (660,999)       --
                                               ----------- ----------- ----------- -----------
     Total deductions                               81,231      19,128    (543,861)  3,295,221
                                               ----------- ----------- ----------- -----------

INTERFUND TRANSFERS                               (232,839)     (4,460)     72,182        --
                                               ----------- ----------- ----------- -----------

NET INCREASE/(DECREASE)                           (969,069)      2,092     194,202   8,055,347
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                    1,734,072      81,239   1,403,201  32,195,575
NET ASSETS AVAILABLE FOR                       ----------- ----------- ----------- -----------
  BENEFITS, end of year                        $   765,003 $    83,331 $ 1,597,403 $40,250,922
                                               =========== =========== =========== ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

5.       FEDERAL INCOME TAX STATUS

         The Plan has received a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

6.       TWO-FOR-ONE STOCK SPLIT

         On August 14, 1997, the Board of Directors declared a two-for-one stock split of the Company's common stock effected as a stock distribution on October 1, 1997 to shareowners of record as of September 1, 1997.

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1997

Item 27a - Schedule of Assets Held for Investment Purposes

              Column B                                  Column C                       Column D        Column E
-------------------------------------- -------------------------------------------- --------------- ----------------
                                           Description of Investment Including
 Identity of Issue, Borrower, Lessor     Collateral, Rate of Interest, Maturity                      Current Value
          or Similar Party                     Date, Par or Maturity Value               Cost
-------------------------------------- -------------------------------------------- --------------- ----------------
Vanguard Windsor Fund                  Common Stock Fund (489,048 shares)             $  7,659,369     $  8,304,041
T. Rowe Price Growth & Income
  Fund                                 Common Stock Fund (209,408 shares)                4,235,888        5,519,993
T. Rowe Price New America
  Growth Fund                          Common Stock Fund (110,742 shares)                3,888,688        4,893,672
T. Rowe Price Equity Index Fund        Common Stock Fund (184,338 shares)                3,527,015        4,862,845
T. Rowe Price Stable Value
  Common Trust Fund                    GIC Fund  (4,134,064 shares)                      4,134,064        4,134,064
T. Rowe Price International
  Stock Fund                           Common Stock Fund (198,375 shares)                2,593,842        2,662,197
T. Rowe Price Small-CAP Value
  Fund                                 Common Stock Fund (72,977 shares)                 1,554,243        1,707,669
T. Rowe Price Spectrum
  Income Fund                          Bond Fund (132,783 shares)                        1,447,101        1,548,246
T. Rowe Price Prime Reserve
  Fund                                 Money Market Fund (1,200,028 shares)              1,200,028        1,200,028
Vanguard Bond Index Fund               Bond Fund (96,992 shares)                           951,293          978,650
T. Rowe Price International
  Bond Fund                            Bond Fund (7,727 shares)                             77,342           74,025
The FINOVA Group Inc.
  Common Stock                         Common Stock (199,793 shares)                     5,009,999        9,927,212
Bell Atlantic Common Stock             Common Stock (29,348 shares)                      1,502,368        2,670,691
The Dial Corporation Common
  Stock                                Common Stock (18,602 shares)                        253,327          387,159
Viad Corp Common Stock                 Common Stock (19,207 shares)                        304,738          370,936
U.S. Bancorp Common Stock              Common Stock (867 shares)                            75,316           97,064
Participant Notes Receivable           Participant Loans (rate of interest
                                        6% to 11.5%), maturing in 1998 to 2022           1,543,994        1,543,994
                                                                                      ------------     ------------

                                                                                      $ 39,958,615     $ 50,882,486
                                                                                      ============     ============

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1997

Item 27d - Schedule of Reportable Transactions

    Column A           Column B     Column C    Column D     Column G     Column H     Column I
-------------------------------------------------------------------------------------------------
                                                                           Current
                                                                          Value of
                                                                          Asset on
 Identity of Party  Description of  Purchase  Selling Price   Cost of    Transaction   Net Gain/
      Involved          Asset        Price                     Asset        Date        (Loss)
-------------------------------------------------------------------------------------------------

Series of
 Transactions:

   Vanguard
      Windsor           Common     $            $1,014,999   $  828,467   $1,014,999   $  186,532
      Fund               Stock
   Vanguard
      Windsor           Common      3,381,116                              3,381,116
      Fund               Stock
   T. Rowe Price
      Stable Value                               1,748,017    1,748,017    1,748,017
      Fund            GIC Fund
   T. Rowe Price
      Stable Value                  1,769,646                              1,769,646
      Fund            GIC Fund
   T. Rowe Price
      Equity Index      Common                     616,792      488,035      616,792      128,757
      Fund               Stock
   T. Rowe Price
      Equity Index      Common      2,078,853                              2,078,853
      Fund               Stock
   The FINOVA
      Group Inc.
      Common            Common                   1,656,006    1,087,573    1,656,006      568,433
      Stock              Stock
   The FINOVA
      Group Inc.
      Common            Common      2,851,199                              2,851,199
      Stock              Stock
   Bell Atlantic
      Common            Common                   3,319,460    1,930,997    3,319,460    1,388,463
      Stock              Stock

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1997

Item 27d - Schedule of Reportable Transactions (continued)

     Column A             Column B      Column C    Column D        Column G     Column H       Column I
---------------------------------------------------------------------------------------------------------
                                                                                  Current
                                                                                 Value of
                                                                                 Asset on
Identity of Party      Description of    Purchase   Selling          Cost of    Transaction     Net Gain/
      Involved              Asset         Price      Price            Asset         Date         (Loss)
---------------------------------------------------------------------------------------------------------
Series of  Transactions (continued):
T. Rowe Price
   International       Common                          884,801       768,019       884,801       116,782
   Stock Fund          Stock
T. Rowe Price
   International       Common           1,131,227                                 1,131,227
   Stock Fund          Stock
T. Rowe Price
   Growth &            Common                        1,093,608       836,463     1,093,608       257,145
   Income Fund         Stock
T. Rowe Price
   Growth &            Common           1,800,016                                 1,800,016
   Income Fund         Stock
T. Rowe Price  New
   America             Common                        1,382,941     1,132,247     1,382,941       250,694
   Growth Fund         Stock
T. Rowe Price  New
   America             Common           1,473,723                                 1,473,723
   Growth Fund         Stock

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE FINOVA GROUP INC. SAVINGS PLAN





Dated:      June 19, 1998          Signature: /s/ William C. Roche
                                             -----------------------------------
                                             William C. Roche
                                             Senior Vice President - Human
                                             Resources




Dated:      June 19, 1998          Signature: /s/ Bruno A. Marszowski
                                             -----------------------------------
                                             Bruno A. Marszowski
                                             Senior Vice President - Controller
                                             and Chief Financial Officer

                       THE FINOVA GROUP INC. SAVINGS PLAN
                         COMMISSION FILE NUMBER 33-46530

                                  EXHIBIT INDEX



                                                                    Page No. in
                                                                    Sequentially
                                                                      Numbered
                                                                     Form 11-K
     No.                             Title                             Report
   -------           --------------------------------------         ------------
    (23)             Independent Auditors' Consent                       21
                                       20